UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: August, 2007
Commission File Number: 000-50393
NEUROCHEM INC.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
SIGNATURES:
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEUROCHEM INC.

August 27, 2007
	By:	/s/ Lise Hébert
Lise Hébert, Ph.D. Vice President, Corporate Communications

The Press Release dated August 26, 2007, and the Material Change Report dated August 27, 2007, issued by Neurochem Inc. (the “Registrant”) submitted with this Form 6-K are hereby incorporated by reference into, and as exhibits to, the Registrant’s registration statements on
Form F-10 (SEC Reg. Nos. 333-140039 and 333-142770).

Neurochem Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7
For further information, please contact:

Dr. Lise Hébert Vice President, Corporate Communications	Tel: (450) 680-4572 lhebert@neurochem.com
NEUROCHEM ANNOUNCES RESULTS FROM TRAMIPROSATE
(ALZHEMED™) NORTH AMERICAN PHASE III CLINICAL TRIAL
Neurochem will host a conference call tomorrow August 27, 2007, at 8:30 AM EDT.
LAVAL, CANADA, August 26, 2007 — Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) announces today top-line results from the North American Phase III clinical trial designed to assess the safety, efficacy and disease modification effect of tramiprosate (ALZHEMED™) for the treatment of Alzheimer’s disease (AD). Following a recent meeting with the U.S. Food and Drug Administration (FDA) and subsequent statistical analyses, the Company announces that the North American Phase III clinical trial for tramiprosate (ALZHEMED™), despite the descriptive data showing numerical differences, did not demonstrate a statistically significant difference in favor of tramiprosate (ALZHEMED™) with respect to the primary endpoints over 18 months of treatment. However, a substantial difference observed in hippocampal volume did approach statistical significance. Due to significant interference from high between-site variations that complicated the statistical analyses beyond expectations, it is not possible to draw definitive conclusions with respect to the treatment effect of tramiprosate (ALZHEMED™).
At the recent FDA meeting, Neurochem sought feedback on appropriate next steps, especially with respect to the statistical models and the detailed analysis of potential confounding factors. The agency recognized the difficult issues surrounding a trial of this magnitude, with its significant site effect and the large number of covariates identified during the modeling process, and advised that neither the proposed adjusted models nor any further adjustments could be used for this trial to provide results in support of a claim of clinical efficacy. The agency recognized that it might be possible to utilize the findings of the North American Phase III study to potentially revise the statistical analysis plan and/or modify the study design of the ongoing European Phase III clinical trial.
Neurochem will continue to evaluate the treatment effect of tramiprosate (ALZHEMED™) with post-hoc evaluations to facilitate its understanding of the data and assess any treatment effect from the North American trial.

Neurochem has established a Special Advisory Board, chaired by Dr. Rachelle S. Doody, M.D., Ph.D., the Effie Marie Cain Chair in Alzheimer’s Disease Research at the Alzheimer’s Disease and Memory Disorders Center, Baylor College of Medicine in Houston, Texas. The Advisory Board will comprise regulatory, medical and statistical experts from the fields of AD, therapeutics for the central nervous system, functional assessments, imaging, biomarkers, and clinical trial design. The purpose of the Advisory Board will be to assist Neurochem over the coming months in reviewing and analyzing the data from the North American Phase III clinical trial. The Advisory Board’s mandate will also be to provide advice to Neurochem as it considers its options for the future direction of the tramiprosate (ALZHEMED™) program.
Safety Results
Tramiprosate (ALZHEMED™) was generally safe and well tolerated. The incidence of serious adverse events reported in patients treated with tramiprosate (ALZHEMED™) was comparable to the incidence for patients in the placebo group. The most common adverse events (>10%) reported more frequently for tramiprosate (ALZHEMED™) than placebo were nausea, falling, diarrhea, dizziness, body weight decrease and vomiting.
About the Phase III Clinical Trials in North America and Europe
The North American study was a multicenter, randomized, double-blind, placebo-controlled, three-armed and parallel-designed, 18-month Phase III clinical trial. The study included 1,052 patients with mild-to-moderate AD recruited across 67 sites in Canada and the United States who were randomized to receive either placebo or one of two doses (100mg or 150mg twice daily) of tramiprosate (ALZHEMED™). All patients were required to be treated with conventional symptomatic AD therapies during the clinical trial and were required to be on a stable dose of such therapies for at least four months prior to the initial screening visit of the trial.
Neurochem is also currently conducting a European Phase III clinical trial for tramiprosate (ALZHEMED™) for the treatment of AD. To date, 966 mild-to-moderate AD patients are enrolled at 69 clinical centers in 10 European countries. The European Data Safety Monitoring Board has met three times and recommended on each occasion that the study should continue. In August 2007, Neurochem stopped patient screening activities as it had met its recruitment target and it is presently considering potential modifications to the European study to take best advantage of the experience gained from the recently completed North American Phase III clinical trial.
About Tramiprosate (ALZHEMED™)
Tramiprosate (ALZHEMED™) is a small, orally-administered molecule known as an amyloid ß antagonist. Tramiprosate (ALZHEMED™) crosses the blood-brain-barrier, binds to soluble Aß peptide and interferes with the amyloid cascade that is associated with amyloid deposition and the toxic effects of Aß peptide in the brain. The presence of amyloid in the brain is one of the major histopathological characteristics of AD.
Tramiprosate (ALZHEMED™) received Fast Track designation from the FDA for the treatment of mild-to-moderate Alzheimer’s disease. Fast Track designation facilitates development and may expedite regulatory review of drugs that the FDA recognizes as potentially addressing an unmet medical need for serious or life-threatening conditions.
About Alzheimer’s Disease
AD is a leading cause of death in the elderly. The disease is characterized by the progressive death of nerve cells in the brain, making it difficult for the brain’s signals to be transmitted properly. A person with AD experiences problems with memory, judgment, thinking, and eventually with motor functions, all of which make it difficult for the person to participate in daily activities.
According to the U.S. Alzheimer Association (2007), there are now more than five million people in the United States living with Alzheimer’s disease. This number includes 4.9 million people aged 65 and older. It also includes at least 200,000 individuals younger than 65 with early-onset Alzheimer’s disease. It is estimated that there will be 454,000 new cases of AD a year by 2010, 615,000 new cases by 2030 and 959,000 new cases by 2050. In the United States, the direct and indirect costs of AD and other dementias amount to more than US$148 billion annually.
Conference Call
Neurochem will host a conference call on August 27, 2007, at 8:30 AM EDT. The telephone numbers to access the conference call are 1-416-644-3423 or 1-800-814-4861. A replay of the call will be available until Monday, September 3, 2007. The telephone numbers to access the replay of the call are 1-416-640-1917 or 1-877-289-8525. The access code for the replay is 21245159#.
About Neurochem
Neurochem Inc. is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (KIACTA™) is currently being developed for the treatment of Amyloid A amyloidosis, and is under regulatory review for marketing approval by the U.S. Food and Drug Administration, the European Medicines Agency and Swissmedic. Tramiprosate (ALZHEMED™), for the treatment of Alzheimer’s disease, has been the subject of a completed Phase III clinical trial in North America and is currently being studied in a Phase III clinical trial in Europe, while tramiprosate (CEREBRIL™), for the prevention of hemorrhagic stroke caused by cerebral amyloid angiopathy, has been studied in a completed Phase IIa clinical trial.

To Contact Neurochem
For additional information on Neurochem and its drug development programs, please call the North American toll-free number
1 (877) 680-4500 or visit the Web site at www.neurochem.com.
This news release contains forward-looking statements regarding tramiprosate (ALZHEMED™) as well as regarding continuing and further development efforts. These statements are based on the current analysis and expectations of management. Drug development necessarily involves numerous risks and uncertainties, which could cause actual results to differ materially from this current analysis and these expectations. Analysis regarding the results of clinical trials may not provide definitive results regarding safety, tolerability or therapeutic benefits. Even if all the endpoints sought in the clinical trials were met (which is not certain), there is no certainty that regulators would ultimately approve tramiprosate (ALZHEMED™) for sale to the public. Risks and uncertainties may include: failure to demonstrate the safety, tolerability and efficacy of our product, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, the expense and uncertainty of obtaining regulatory approval, including from the FDA, and the possibility of having to conduct additional clinical trials. Further, even if regulatory approval is obtained, therapeutic products are generally subject to: stringent on-going governmental regulation, challenges in gaining market acceptance, and competition. Neurochem does not undertake any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.

FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
Neurochem Inc. (“Neurochem”) 275 Armand-Frappier Blvd. Laval, Québec H7V 4A7
Item 2   Date of Material Change
August 26, 2007
Item 3   News Release
A press release was disseminated by CNW Telbec on August 26, 2007 from Laval, Québec.
Item 4   Summary of Material Change
Neurochem announced top-line results from the North American Phase III clinical trial designed to assess the safety, efficacy and disease modification effect of tramiprosate (ALZHEMED™) for the treatment of Alzheimer’s disease (AD).
Item 5   Full Description of Material Change
5.1 Full Description of Material Change
Following a recent meeting with the U.S. Food and Drug Administration (FDA) and subsequent statistical analyses, the Company announced that the North American Phase III clinical trial for tramiprosate (ALZHEMED™), despite the descriptive data showing numerical differences, did not demonstrate a statistically significant difference in favor of tramiprosate (ALZHEMED™) with respect to the primary endpoints over 18 months of treatment. However, a substantial difference observed in hippocampal volume did approach statistical significance. Due to significant interference from high between-site variations that complicated the statistical analyses beyond expectations, it is not possible to draw definitive conclusions with respect to the treatment effect of tramiprosate (ALZHEMED™).

At the recent FDA meeting, Neurochem sought feedback on appropriate next steps, especially with respect to the statistical models and the detailed analysis of potential confounding factors. The agency recognized the difficult issues surrounding a trial of this magnitude, with its significant site effect and the large number of covariates identified during the modeling process, and advised that neither the proposed adjusted models nor any further adjustments could be used for this trial to provide results in support of a claim of clinical efficacy. The agency recognized that it might be possible to utilize the findings of the North American Phase III study to potentially revise the statistical analysis plan and/or modify the study design of the ongoing European Phase III clinical trial.
Neurochem will continue to evaluate the treatment effect of tramiprosate (ALZHEMED™) with post-hoc evaluations to facilitate its understanding of the data and assess any treatment effect from the North American trial.
Neurochem has established a Special Advisory Board, chaired by Dr. Rachelle S. Doody, M.D., Ph.D., the Effie Marie Cain Chair in Alzheimer’s Disease Research at the Alzheimer’s Disease and Memory Disorders Center, Baylor College of Medicine in Houston, Texas. The Advisory Board will comprise regulatory, medical and statistical experts from the fields of AD, therapeutics for the central nervous system, functional assessments, imaging, biomarkers, and clinical trial design. The purpose of the Advisory Board will be to assist Neurochem over the coming months in reviewing and analyzing the data from the North American Phase III clinical trial. The Advisory Board’s mandate will also be to provide advice to Neurochem as it considers its options for the future direction of the tramiprosate (ALZHEMED™) program.
Safety Results
Tramiprosate (ALZHEMED™) was generally safe and well tolerated. The incidence of serious adverse events reported in patients treated with tramiprosate (ALZHEMED™) was comparable to the incidence for patients in the placebo group. The most common adverse events (>10%) reported more frequently for tramiprosate (ALZHEMED™) than placebo were nausea, falling, diarrhea, dizziness, body weight decrease and vomiting.
About the Phase III Clinical Trials in North America and Europe
The North American study was a multicenter, randomized, double-blind, placebo-controlled, three-armed and parallel-designed,
18-month Phase III clinical trial. The study included 1,052 patients with mild-to-moderate AD recruited across 67 sites in Canada and the United States who were randomized to receive either placebo or one of two doses (100mg or 150mg twice daily) of tramiprosate (ALZHEMED™). All patients were required to be treated with conventional symptomatic AD therapies during the clinical trial and were required to be on a stable dose of such therapies for at least four months prior to the initial screening visit of the trial.

Neurochem is also currently conducting a European Phase III clinical trial for tramiprosate (ALZHEMED™) for the treatment of AD. To date, 966 mild-to-moderate AD patients are enrolled at 69 clinical centers in 10 European countries. The European Data Safety Monitoring Board has met three times and recommended on each occasion that the study should continue. In August 2007, Neurochem stopped patient screening activities as it had met its recruitment target and it is presently considering potential modifications to the European study to take best advantage of the experience gained from the recently completed North American Phase III clinical trial.
5.2 Disclosure for Restructuring Transactions
N/A
Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
This report is not being filed on a confidential basis.
Item 7   Omitted Information
N/A
Item 8   Executive Officer
Dr. Lise Hébert Vice-President, Corporate Communications 450.680.4572
Item 9   Date of Report
August 27, 2007